Exhibit

Exhibit Description

99.1	Announcement on 2009/11/26: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on 2009/11/30: Represent subsidiary TLC Capital Co, Ltd. to announce related materials on investment of mainland Chinese company

99.3	Announcement on 2009/11/30: To Announce the Issuance of the 3rd Unsecured Overseas Exchangeable Bonds Due 2014

99.4	Announcement on 2009/11/30: To Announce the Issuance of the 4th Unsecured Overseas Exchangeable Bonds Due 2014

99.5	Announcement on 2009/12/09: To announce related materials on acquisition of machinery and equipment

99.6	Announcement on 2009/12/15: Represent subsidiary UMC New Business Investment Corporation to announce related materials on investment of mainland Chinese company

99.7	Announcement on 2009/12/15 : UMC Announces Completion of Tender Offer to UMC Japan

99.8	Announcement on 2009/12/16: To Announce the change of the capital injection in Alpha Wisdom Limited common shares

99.9	Announcement on 2009/12/16: UMC Announces New Chief Operating Officer

99.10	Announcement on 2009/12/17: Represent subsidiary ALPHA WISDOM LIMITED to announce the acquisition of UMCJ common shares

99.11	Announcement on 2009/12/8:November Revenue

99.12	Announcement on 2009/12/15: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 2) the acquisition and disposition of assets by UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2009/08/28~2009/11/26
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price: $573,929,975 NTD;total transaction price: $573,929,975 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): MURATA MACHINERY SINGAPORE PTE.; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.2

Represent subsidiary TLC Capital Co, Ltd. to announce related materials on investment of mainland Chinese company

1.Date of occurrence of the event:2009/11/30

2.Method of the present increase (decrease) in investment:invest mainland Chinese company Yangzhou Solid State Lighting Co.,Ltd. through List Earn Enterprise Inc.

3.Transaction volume, price per unit, and total monetary amount of the transaction:total amount USD$980,000

4.Company name of the invested mainland Chinese company:Yangzhou Solid State Lighting Co.,Ltd.

5.Paid-in capital of said invested mainland Chinese company:USD$0 before capital increase

6.Amount of new capital increment currently planned by said invested mainland Chinese company:

USD$2,400,000

7.Main business items of said invested mainland Chinese company:LED lighting manufacturing and sale

8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year:NA

9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year:NA

10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year:NA

11.Amount of actual investment to date in said invested mainland Chinese company:0

12.Counterparty to the transaction and its relationship to the Company: NA

13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price:Not applicable

14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: Not applicable

15.Gain (or loss) on disposal: Not applicable

16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:30% paid upon company set up , 70% paid depend on operating status within two years; None

17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department:Negotiation by List Earn Enterprise Inc.and Yangzhou Solid State Lighting Co.,Ltd.

18.Broker: None

19.Concrete purpose of the acquisition or disposal:Long-term investment

20.Do the directors have any objection to the present transaction?: None

21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD$10,291,332

22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 4.90%

23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period:6.94%

24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 6.96%

25.Total amount of actual investment in the mainland China area to date:USD$8,239,903 26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 3.92%

27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period:5.55%

28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 5.57%

29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:USD$-77,473

30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: USD$0

31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

32.Any other matters that need to be specified:None

Exhibit 99.3

To Announce the Issuance of the 3rd Unsecured Overseas Exchangeable Bonds Due 2014

1.Date of occurrence of the event:2009/11/30
2.Company name:United Microelectronics Corp.
3.Relationship to the Company (please enter “head office” or “affiliate company”):Head office
4.Reciprocal shareholding ratios:N/A
5.Cause of occurrence:
(1)Issue Size:US$ 127,200,000
Issue Price:100% of principal amount
Denomination:US$100,000
(2)Coupon Rate:0% per annum.
(3)Redemption and expiration:Unless previously redeemed, converted or repurchased and cancelled, the Securities will be redeemed at a redemption price equal to 97.53% of the principal amount on the Maturity Date.The Maturity Date is December 2, 2014.
(4)Collateral:N/A
(5)Exchange:
A.Exchange Period:
Unless previously redeemed, converted, repurchased or cancelled and except during the Closed Period or suspension period (if any) the Securities may be exchanged at least 30 days after the Issue Date to 10 days prior to the Maturity Date into common shares of Unimicron Technology Corporation (the “Exchange Period”). Save that the Exchange Right shall be suspended during the following period :

(a)	The period within sixty (60) days prior to the ordinary shareholders meeting of the Issuer of Exchanged Securities, thirty (30) days prior to the special shareholders meeting of the Issuer of Exchanged Securities, and five (5) days prior to the record date for distribution of dividends, bonus or other benefits.

(b)	the period starts from three (3) business date prior to the date of Exchanged Securities ‘s making public announcements to TSE of a record day for determination of shareholders entitled to receive annual dividends distributions or rights to subscribe for new shares in a capital increase for cash or other benefits or rights to the record date of distribution of the rights/benefits.

(c)	the period starts from the record date for capital decrease to one (1) day prior to the trading of shares reissued after the capital decrease. Other period in which the shareholder roster of Exchanged Securities is closed pursuant to the ROC laws and regulations.

B.Exchange Price:NTD 51.1875 per common shares of Unimicron Technology Corporation C.Exchange Procedure:For exchange request, each Bondholder needs to submit the relevant documents required under the ROC laws together with a notice of exchange pursuant to the Indenture.Upon receipt of an exchange notice, the Issuer will deliver common shares of Unimicron Technology Corporation within 5 business days of receipt of such exchange notice to the exchanging Bondholder. The number of common shares of Unimicron Technology Corporation to be delivered upon exchange of any Bond will be determined by dividing the principal amount of the Securities by the Exchange Price (in U.S. dollars) in effect on the date of exchange, provided that the Issuer will pay in US dollars for any fraction of a Unimicron Common Share not delivered, net of depository and clearing fees and remittance fees, rounding to one US dollar with 0.5 being rounded upwards.
D.Adjustment of the Exchange Price:
(a)Unimicron dividend distribution;
(b)Free distribution/subdivision/re-classification/consolidation of Unimicron Common Shares to Common Shareholders of the Issuer of Exchanged Securities;
(c)Rights/warrants issuance to subscribe to Common Shareholders of the Issuer of Exchanged Securities to subscribe to Unimicron Common Shares at less than market value;
(d)Issuance of equity or equity-linked securities/rights to Common Shareholders of the Issuer of Exchanged Securities by Unimicron where the received consideration per Unimicron Common Shares is below market value;
(e)Any distribution by Unimicron to the holders of Reference Shares of evidence of indebtedness of Unimicron or of shares of capital stock of Unimicron (other than Reference Shares) or of assets (other than regular periodic dividends in cash) or of rights or warrants to subscribe for or purchase Reference Shares (other than those mentioned above), and
(f)Any other event or circumstance which would have in the determination of the Company or the Trustee an analogous effect to any of the events in (a)to(e) above including, but not limited to, issues of receipts or certificates entitling holders to receive securities.
(6)Trading Market:SGX-ST
(7)Specific Securities Offering for Designated Party? None
(8)Capital Usage Plan and Benefits:The capital will be used for purchasing equipment.
(9)Impact to Shareholders:The underlying exchange for the bond are common shares of Unimicron Technology Corporation. There won’t be any impact to UMC’s shareholders.
6.Countermeasures:none
7.Any other matters that need to be specified:none

Exhibit 99.4

To Announce the Issuance of the 4th Unsecured Overseas Exchangeable Bonds Due 2014

1.Date of occurrence of the event:2009/11/30
2.Company name:United Microelectronics Corp.
3.Relationship to the Company (please enter “head office” or “affiliate company”):Head office
4.Reciprocal shareholding ratios:N/A
5.Cause of occurrence:
(1)Issue Size:US$ 80,000,000
Issue Price:100% of principal amount
Denomination:US$100,000
(2)Coupon Rate:0% per annum.
(3)Redemption and expiration:Unless previously redeemed, converted or repurchased and cancelled, the Securities will be redeemed at a redemption price equal to 97.53% of the principal amount on the Maturity Date.The Maturity Date is December 2, 2014.
(4)Collateral:N/A
(5)Exchange:
A.Exchange Period:
Unless previously redeemed, converted, repurchased or cancelled and except during the Closed Period or suspension period (if any) the Securities may be exchanged at least 30 days after the Issue Date to 10 days prior to the Maturity Date into common shares of Novatek Microelectronics Corporation (the “Exchange Period”). Save that the Exchange Right shall be suspended during the following period:

(a)	The period within sixty (60) days prior to the ordinary shareholders meeting of the Issuer of Exchanged Securities, thirty (30) days prior to the special shareholders meeting of the Issuer of Exchanged Securities, and five (5) days prior to the record date for distribution of dividends, bonus or other benefits.

(b)	the period starts from three (3) business date prior to the date of Exchanged Securities ‘s making public announcements to TSE of a record day for determination of shareholders entitled to receive annual dividends distributions or rights to subscribe for new shares in a capital increase for cash or other benefits or rights to the record date of distribution of the rights/benefits.

(c)	the period starts from the record date for capital decrease to one (1) day prior to the trading of shares reissued after the capital decrease. Other period in which the shareholder roster of Exchanged Securities is closed pursuant to the ROC laws and regulations.

B.Exchange Price:NTD 108.58 per common shares of Novatek Microelectronics Corporation
C.Exchange Procedure:
For exchange request, each Bondholder needs to submit the relevant documents required under the ROC laws together with a notice of exchange pursuant to the Indenture.Upon receipt of an exchange notice, the Issuer will deliver common sharesof Novatek Microelectronics Corporation within 5 business days of receipt of such exchange notice to the exchanging Bondholder. The number of common shares of Novatek Microelectronics Corporation to be delivered upon exchange of any Bond will be determined by dividing the principal amount of the Securities by the Exchange Price (in U.S. dollars) in effect on the date of exchange, provided that the Issuer will pay in US dollars for any fraction of a Novatek Common Share not delivered, net of depository and clearing fees and remittance fees, rounding to one US dollar with 0.5 being rounded upwards.
D.Adjustment of the Exchange Price:
(a)Novatek dividend distribution;
(b)Free distribution/subdivision/re-classification/consolidation of Novatek Common Shares to Common Shareholders of the Issuer of Exchanged Securities;
(c)Rights/warrants issuance to subscribe to Common Shareholders of the Issuer of Exchanged Securities to subscribe to Novatek Common Shares at less than market value;
(d)Issuance of equity or equity-linked securities/rights to Common Shareholders of the Issuer of Exchanged Securities by Novatek where the received consideration per Novatek Common Shares is below market value;
(e)Any distribution by Novatek to the holders of Reference Shares of evidence of indebtedness of Novatek or of shares of capital stock of Novatek (other than Reference Shares) or of assets (other than regular periodic dividends in cash) or of rights or warrants to subscribe for or purchase Reference Shares (other than those mentioned above), and
(f)Any other event or circumstance which would have in the determination of the Company or the Trustee an analogous effect to any of the events in (a) to (e) above including, but not limited to, issues of receipts or certificates entitling holders to receive securities.
(6)Trading Market:SGX-ST
(7)Specific Securities Offering for Designated Party? None
(8)Capital Usage Plan and Benefits:The capital will be used for purchasing equipment.
(9)Impact to Shareholders:The underlying exchange for the bond are common shares of Novatek Microelectronics Corporation. There won’t be any impact to UMC’s shareholders.
6.Countermeasures:none
7.Any other matters that need to be specified:none

Exhibit 99.5

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2009/11/25~2009/12/09
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price: $ 529,150,000 NTD;total transaction price: $ 529,150,000 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-Tencor ( Singapore ) Pte Ltd; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.6

Represent subsidiary UMC New Business Investment Corporation to announce related materials on investment of mainland Chinese company

1.Date of occurrence of the event:2009/12/15
2.Method of the present increase (decrease) in investment:Invest mainland China company United LED Corporation (Shan Dong) by United LED Corporation Hong Kong Limited (HK)
3.Transaction volume, price per unit, and total monetary amount of the transaction:total amount USD$8,000,000
4.Company name of the invested mainland Chinese company:United LED Corporation
5.Paid-in capital of said invested mainland Chinese company:USD$0 before capital increase
6.Amount of new capital increment currently planned by said invested mainland Chinese company:USD$8,000,000
7.Main business items of said invested mainland Chinese company:LED chip design, manufacture and sales
8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year:NA
9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year:NA
10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year:NA
11.Amount of actual investment to date in said invested mainland Chinese company:0
12.Counterparty to the transaction and its relationship to the Company: NA
13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price:Not applicable
14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: Not applicable
15.Gain (or loss) on disposal: Not applicable
16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:One-time payment; None
17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department:By board meeting.
18.Broker: None
19.Concrete purpose of the acquisition or disposal:Long-term investment
20.Do the directors have any objection to the present transaction?: None
21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD$15,000,000
22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period:32.43%
23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period:32.95%
24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period:32.95%
25.Total amount of actual investment in the mainland China area to date:USD$0
26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 0%
27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period:0%
28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 0%
29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:USD$0
30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: USD$0
31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None
32.Any other matters that need to be specified:None

Exhibit 99.7

UMC Announces Completion of Tender Offer to UMC Japan

1.Date of expiry of the public tender offer period:2009/12/15
2.Company name of the public tender offeror:ALPHA WISDOM LIMITED, investee which UMC owns 100%
3.Location of the public tender offeror:Cayman Islands
4.Name of the public company whose securities were acquired:UMC Japan
5.Kinds of securities acquired:common shares
6.Public tender offer period:2009/10/29~2009/12/14
7.If the requirement that the number of acquired offeree securities reach the predetermined acquisition volume was a condition of acquisition, whether the condition was met:YES
8.Number of responding offeree securities; actual volume of trades:Responding 403,368 shares; Actual volume 403,368 shares
9.Time, method, and location of payment of the purchase consideration:2009/12/21, Nomura Securities
10.Time, method, and location of settlement of the traded securities:2009/12/21, Nomura Securities
11.Any other matters that need to be specified:
UMC Announces Completion of Tender Offer to UMC Japan
Taipei, Taiwan, R.O.C. – December 15, 2009 –United Microelectronics Corporation (NYSE: UMC, TSE: 2303) (“UMC”) announced today the successful completion of a Tender Offer to UMC Japan (stock code: 6939, JASDAQ.) (“UMCJ”).The goal was to obtain common stocks, preemptive rights and stock acquisition rights in UMCJ through a tender offer (the “Tender Offer”)made by UMC’s 100% owned subsidiary, Alpha Wisdom Limited, starting from October 29, 2009 to December 14, 2009. As of the last day of the Tender Offer period, 403,368 shares were tendered, exceeding the announced minimum threshold of 273,603 shares. The shares tendered and share consideration will be settled on December 21, 2009.UMC intends to initiate certain squeeze-out procedures under the Japanese Companies Act, thereby acquiring 100% of the outstanding shares of UMCJ. As a consequence, UMC anticipates that UMCJ shares will be delisted in accordance with the criteria for delisting stock of Jasdaq Securities Exchange, Inc. Ultimately, when these steps have been completed, UMC anticipates corporate reorganization or restructuring of UMCJ so that it will be operated and managed as part of the UMC Group.UMC views the Tender Offer, and the subsequent reorganization and structuring, as beneficial to enhance the speed of and realize further efficiency of UMC Group management, maximizing overall corporate value and competitiveness for the UMC Group and its customers, thus eventually increasing shareholders’equity.

Exhibit 99.8

To announce the change of the capital injection in Alpha Wisdom Limited common shares
1.Date of occurrence of the event:2009/12/16
2.Date of the original public announcement and reporting:2009/10/28
3.Summary of the content originally publicly announced and reported:To announce related materials on capital injection in Alpha Wisdom Limited common shares
4.Reason for, and major content of, the change:Change the amount of capital injection in Alpha Wisdom Limited common shares from USD70,000,000 to USD 60,000,000.
5.Effect on the Company’s finances and business after the change:None
6.Any other matters that need to be specified:None

Exhibit 99.9

UMC Announces New Chief Operating Officer

1.Date of occurrence of the event:2009/12/16
2.Company name: United Microelectronics Corp.
3.Relationship to the Company (please enter “head office” or “affiliate company”): Head office
4.Reciprocal shareholding ratios: N/A
5.Cause of occurrence:
The Board Meeting has approved to promote Mr. Wen-Yang Chen, Senior Vice President, as the Chief Operating Officer (COO).Mr.Chen will be accountable for 12” operations organizarion and 8” & 6” operations organization. He will report to CEO Dr. Shih-wei Sun .
6.Countermeasures: None
7.Any other matters that need to be specified:None

Exhibit 99.10

Represent subsidiary ALPHA WISDOM LIMITED to announce the acquisition of UMCJ common shares
1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): UMCJ common shares
2.Date of occurrence of the event: 2009/12/17
3.Volume, unit price, and total monetary amount of the transaction:trading volume: 403,368 shares; average unit price: $12,500 YEN;total amount: $5,042,100,000 YEN
4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Tender Offer in Jasdaq; none.
5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:N/A
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A
7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A
8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A
9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:Payment on 2009/12/21 for settlement; none.
10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:Negotiation by the borad meetings, Board Resolution
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):cumulative volume: 403,386 shares; amount: $5,042,100,000 YEN; percentage of holdings: 40.41%; none.
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:ratio of total assets: N/A ratio of shareholder’s equity: N/A
the working capital as shown in the most recent financial statement:$43,942,111 thousands NTD
13.Broker and broker’s fee: N/A
14.Concrete purpose or use of the acquisition or disposition:To integrate group resources
15.Net worth per share of company underlying securities acquired or disposed of: $29,511 YEN.
16.Do the directors have any objection to the present transaction?: No
17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.11

United Microelectronics Corporation
December 8, 2009

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of November 2009.

1)	Sales volume (NT$ Thousand)

Period	Items	2009	2008	Changes	%
November	Invoice amount	7,003,780	4,327,325	2,676,455	61.85%
2009	Invoice amount	61,191,272	69,361,287	-8,170,015	(11.78%)
November	Net sales	9,156,066	6,024,577	3,131,489	51.98%
2009	Net sales	79,324,840	87,920,369	-8,595,529	(9.78%)

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	25,975,543
UMC’s subsidiaries	0	0	105,926

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	51,951,085
UMC’s subsidiaries	0	0	4,079,713
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	9,796,600	7,500,000
Fair Value	36,879	88,361
Net Profit from Fair Value	(22,871)	8,000
Written-off Trading Contracts	49,997,781	7,500,000
Realized profit (loss)	140,532	(33,190)

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	0
Net Profit from Market Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.12

United Microelectronics Corporation
For the month of November, 2009

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of November, 2009.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

		Number of shares	Number of shares held as
		held as of	of
Title	Name	October 31, 2009	November 30, 2009	Changes

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of shares	Number of shares held as
		held as of	of
Title	Name	October 31, 2009	November 30, 2009	Changes

3)	The acquisition assets (NT$ Thousand)

Description of assets	November	2009
Fixed assets	3,917	298,940
Semiconductor Manufacturing Equipment	3,748,402	17,811,033

4)	The disposition of assets (NT$ Thousand)

Description of assets	November	2009
Fixed assets	741,877	741,877
Semiconductor Manufacturing Equipment	100	35,117